Exhibit 3.2

AMENDMENT TO MEMORANDUM OF ASSOCIATION

OF

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(the “Company”)

Following a resolution passed by the Company’s shareholders at its annual general meeting held on July 13, 2017, to reduce the Company’s registered (authorized) share capital to NIS 249,434,338, by canceling 424,247 ordinary A shares and 5,232,377 ordinary shares, Article 4 of the Company’s Memorandum of Association, shall be replaced in its entirety with the following:

“The registered share capital of the Company is NIS 249,434,338 consisting of 2,494,343,376 shares of NIS 0.1 par value each, divided as follows:

2,489,343,316 Ordinary Shares, nominal (par) value NIS 0.1 per share (“Ordinary Shares”).

5,000,000 Mandatory Convertible Preferred Shares, nominal (par) value NIS 0.1 per share (“Preferred Shares”).

60 Deferred Shares, nominal (par) value NIS 0.1 per share (“Deferred Shares”).”

This amendment will enter into effect on July 13, 2017.